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January 26, 2009

Shmuel Arvatz
Chief Financial Officer
Clicksoftware Technologies LTD.
2 Rechavam Ze'evi Street
Givat Shmuel, Israel 54017

> **Re:** **Clicksoftware Technologies LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on April 16, 2008**
> **File No. 000-30827**

Dear Mr. Arvatz:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief